Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports Q1 results: 2024 outlook remains solid; financial discipline and strong cash position result in focused debt reduction; operationally, segments performing to plan; attributes of baseload nuclear power attracting tech sector investment

Saskatoon, Saskatchewan, Canada, April 30, 2024 .. . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2024, in accordance with International Financial Reporting Standards (IFRS).

“In the first quarter operational performance was strong across our uranium, fuel services and Westinghouse segments. Financial results are in line with the 2024 outlook we provided, which has not changed, and are as expected, reflecting normal quarterly variability and the required purchase accounting and other non-operational acquisition-related costs for Westinghouse,” said Tim Gitzel, Cameco’s president and CEO.

“Our strategy continues to demonstrate the benefits of aligning our operational, marketing, and financially focused decisions in a market where we are seeing sustained, positive momentum for nuclear energy like never before. We remain in the enviable position of having what we believe are the world’s premier, tier-one assets operating in stable geopolitical regions, along with our investments across the fuel cycle and reactor life cycle. That includes our investment in Westinghouse, where we are seeing its long-term business prospects continue to improve. With our position as a proven, reliable supplier operating across the nuclear fuel cycle, our customers recognize our deep understanding of how nuclear fuel markets work, and global policymakers are turning to us as thought leaders in the industry.

“Operationally, production results in the first quarter were strong and are on track with our 2024 plans, with production rates and total production costs in our uranium segment continuing to reflect the transition back to our tier-one cost structure. In the market, we continued to be selective in committing our unencumbered, tier-one, in-ground uranium inventory and UF6 conversion capacity, building on a contract portfolio that spans more than a decade by successfully layering in additional long-term contracts, increasing our annual commitments to an average of about 28 million pounds per year from 2024 through 2028. Every contract we add reflects the sentiment and dynamics in the market at the time it is negotiated, allowing us to capture greater upside and creating value over the lifetime of the contract. From a risk-managed financial perspective, our resulting expectation of strong cash flow generation is guiding our conservative capital allocation priorities in 2024, with focused debt reduction and prudent refinancing plans.

“Full-cycle support for nuclear energy and the required uranium fuel continues to grow, with increasing public support, positive policy decisions, and market-based solutions underpinning the positive fundamentals and durable long-term demand story for nuclear. The inaugural Nuclear Energy Summit took place in Brussels in March, with representatives from 32 countries joining forces to back supportive measures in areas including financing, regulatory cooperation, technological innovation, and workforce training, enabling the expansion of nuclear power to help address climate change and boost energy security.

“The benefits of nuclear energy as a critical tool in the fight against climate change and the advantage nuclear provides in the context of energy security are not only being recognized and highlighted by governments around the world, but by energy-intensive industries that are advancing faster than policymakers to effectively transition to energy sources that provide clean, constant and reliable power. An increase in public support from tech sector leaders and announcements like the recent acquisition of a 960 MW data centre campus by Amazon Web Services, with a related long-term agreement to secure reliable power from Talen’s Energy Corporation’s Susquehanna nuclear power plant, are indicative of that industrial focus.

“The geopolitical events that have been amplifying global supply chain and transportation risks are continuing to have a significant impact on nuclear fuel customer procurement strategies. Utilities are adjusting their supply chains to ensure reliable supply, with increasing competition to secure long-term contracts for uranium products and services. We expect that Cameco and Westinghouse, as proven producers of uranium products and services and having demonstrated strong and sustainable performance, can be expected to benefit from the significant tailwinds associated with having licensed and permitted operations in geopolitically stable jurisdictions.

“We are a responsible, commercial supplier with a strong balance sheet, long-lived, tier-one assets, and a proven operating track record. We are invested across the nuclear fuel cycle and believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and do so in a manner that reflects our values. Embedded in our decisions is a commitment to address the risks and opportunities that we believe will make our business sustainable over the long term.”

•

2024 outlook remains solid: We are tracking well towards achieving the 2024 outlook provided in our 2023 annual MD&A. We continue to expect strong cash flow generation, with estimated consolidated revenue of between about $2.9 billion and $3.0 billion. We maintain the outlook for our share of Westinghouse’s 2024 adjusted EBITDA of between $445 million and $510 million. See Outlook for 2024 in our first quarter MD&A for more information. Adjusted EBITDA attributable to Westinghouse is a non-IFRS measure, see page 5.

•

Q1 net losses of $7 million; adjusted net earnings of $56 million; adjusted EBITDA $345 million: Results are driven by normal quarterly variations in contract deliveries in our uranium and fuel services segments, and the addition of Westinghouse. Performance in our core uranium segment was strong with net earnings up by 34% and adjusted EBITDA up by 16% compared to the same period in 2023 largely due to an increase of 27% in the Canadian dollar average realized price partially offset by the expected lower deliveries and higher cost of sales. See Financial results by segment – Uranium in our first quarter MD&A for more information. However, as indicated in our 2023 annual MD&A, Westinghouse is expected to generate a net loss of between $170 million and $230 million in 2024 due to the impact of the purchase accounting, which requires the revaluation of Westinghouse’s inventory and other assets at the time of acquisition, and the expensing of some non-operating acquisition-related transition costs. Of the expected net loss for Westinghouse in 2024, $123 million was incurred in the first quarter due to normal variability in the timing of its customer requirements and delivery and outage schedules. Westinghouse’s first quarter is typically its weakest, with stronger expected performance in the second half of the year, and higher expected cash flows in the fourth quarter. We do not believe the impact of the revaluation of Westinghouse’s inventory and assets, or the non-operating acquisition-related transition costs reflect its underlying performance for the reporting period, therefore, we use adjusted EBITDA as a performance measure for Westinghouse, which was $77 million for the first quarter. See Our earnings from Westinghouse in our first quarter MD&A for more information. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see information starting on page 5.

•

Strong production performance in the uranium segment: In our uranium segment we produced 5.8 million pounds (our share) during the quarter, an increase from the 4.5 million pounds (our share) of production in the same period of 2023. As a result of increased production, the unit cash cost of production was $19.52 per pound, a 16% reduction compared to the same period in 2023. The unit cost of sales was up 15% primarily due to the impact of higher cost purchases on the inventory value, including Inkai purchases. The cash impact of higher cost Inkai purchases on average unit cost of sales is partially offset by the dividends we receive from Joint Venture Inkai (JV Inkai). With our mining operations performing well and Key Lake running at planned production rates, we continue to expect 18 million pounds of production (100% basis) at each of McArthur River/Key Lake and Cigar Lake operations in 2024. See Our operations – uranium production overview in our first quarter MD&A for more information. We continue to plan our production to align with our contract portfolio and customer needs, as well as evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value. Cash cost per pound is a non-IFRS measure, see page 5.

•

Disciplined long-term contracting continues, maintaining exposure to higher prices: As of March 31, 2024, we had commitments requiring delivery of an average of about 28 million pounds per year from 2024 through 2028, with commitment levels in 2024 and 2025 higher than the average and in 2026 through 2028 lower than the average. As the market further improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. We also have contracts in our uranium and fuel services segments that span more than a decade, and in our uranium segment, many of those contracts benefit from market-related pricing mechanisms. In addition, we have a large and growing pipeline of business under discussion, which we expect will help further build our long-term contract portfolio.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•

Strong balance sheet: As of March 31, 2024, we had $323 million in cash and cash equivalents and $1.5 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility which matures October 1, 2027. With improving prices under our long-term contract portfolio, the progress we are making in our uranium segment towards the return to our tier-one cost structure, and an expected increase in our UF6 conversion production, we expect to see strong cash flow generation in 2024.

•

Focused debt reduction: Thanks to our risk-managed financial discipline, and strong cash position, in the first quarter we prioritized the reduction of the $600 million (US) floating-rate term loan used to finance the Westinghouse acquisition, repaying $200 million (US) of the principal. We plan to continue to prioritize repayment of the remaining $400 million (US) outstanding principal on the term loan while balancing our liquidity and cash position.

•

Prudent refinancing plans: Consistent with the conservative financial management we have demonstrated and our 2024 capital allocation priorities, in the second quarter, we expect to refinance the $500 million senior unsecured debenture we have maturing on June 24, 2024, prior to maturity or when it comes due.

•

Received dividends from JV Inkai in April: Following the quarter end, we received a cash dividend of $129 million (US), net of withholdings, from JV Inkai based on its 2023 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2024 financial performance in 2025 once the dividend for 2024 is declared and paid.

•

JV Inkai shipments: The second shipment containing the remainder of our share of Inkai’s 2023 production arrived in February 2024. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to receive our share of production via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. We could experience delays to our expected Inkai deliveries this year if transportation using this shipping route takes longer than anticipated. Inkai production was 1.6 million pounds (100% basis) for the quarter, compared to 1.9 million pounds (100% basis) in the same period last year. Presently, JV Inkai is experiencing procurement and supply chain issues, most notably, related to the availability of sulfuric acid. JV Inkai’s current production target for 2024 is 8.3 million pounds of U3O8 (100% basis). However, this target is tentative and contingent upon receipt of sufficient volumes of sulfuric acid. Our allocation of the planned production from JV Inkai is currently under discussion. To mitigate the risk of transportation delays or production shortfalls, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2024	2023	CHANGE
Revenue	634	687	(8)%
Gross profit	187	167	12%
Net earnings (losses) attributable to equity holders	(7)	119	>(100)%
$ per common share (basic)	(0.02)	0.27	>(100)%
$ per common share (diluted)	(0.02)	0.27	>(100)%
Adjusted net earnings (ANE) (non-IFRS, see page 5)	56	115	(51)%
$ per common share (adjusted and diluted)	0.13	0.27	(52)%
Adjusted EBITDA (non-IFRS, see page 5)	345	226	53%
Cash provided by operations (after working capital changes)	63	215	(71)%

The financial information presented for the three months ended March 31, 2023, and March 31, 2024, is unaudited.

Selected segment highlights

					THREE MONTHS
HIGHLIGHTS					ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)					2024	2023	CHANGE
Uranium	Production volume (million lbs)				5.8	4.5	29%
	Sales volume (million lbs)				7.3	9.7	(25)%
	Average realized price[1]		($US/lb	)	57.57	45.35	27%
			($Cdn/lb	)	77.33	60.98	27%
	Revenue				561	595	(6)%
	Gross profit				169	137	23%
	Net earnings attributable to equity holders				253	189	34%
	Adjusted EBITDA[2]				303	261	16%
Fuel services	Production volume (million kgU)				3.7	4.1	(10)%
	Sales volume (million kgU)				1.5	2.5	(40)%
	Average realized price [3]	($	Cdn/kgU	)	48.36	37.66	28%
	Revenue				72	92	(22)%
	Net earnings attributable to equity holders				20	31	(35)%
	Adjusted EBITDA[2]				25	39	(36)%
	Adjusted EBITDA margin (%)[2]				35	42	(17)%
Westinghouse	Revenue				656	—	n/a
(our share)	Net loss				(123)	—	n/a
	Adjusted EBITDA[2]				77	—	n/a

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2024	2023	CHANGE
Produced
Cash cost	19.52	23.13	(16)%
Non-cash cost	9.79	10.82	(10)%

Total production cost [1]	29.31	33.95	(14)%

Quantity produced (million lbs)[1]	5.8	4.5	29%

Purchased
Cash cost[1]	87.75	66.92	31%

Quantity purchased (million lbs)[1]	2.6	0.4	>100%

Totals
Produced and purchased costs	47.40	36.64	29%

Quantities produced and purchased (million lbs)	8.4	4.9	71%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter, we purchased 1.1 million pounds from JV Inkai at a purchase price per pound of $129.96 ($96.88 (US)). There were no purchases from JV Inkai in the first quarter of 2023.

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly-titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives and adjustments to reclamation provisions flowing through other operating expenses that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We also adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2023 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2023 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of Westinghouse’s historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 7 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 7 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2024 and compares it to the same period in 2023.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023
Net earnings (losses) attributable to equity holders	(7)	119

Adjustments
Adjustments on derivatives	33	(6)
Adjustments to earnings from equity-investees
Inventory purchase accounting (net of tax)	38	—
Acquisition-related transition costs (net of tax)	14	—
Adjustments to other operating income	(15)	(2)
Income taxes on adjustments	(7)	4

Adjusted net earnings	56	115

The following table shows the drivers of the change in adjusted net earnings (non-IFRS measure, see above) in the first quarter of 2024 compared to the same period in 2023.

		THREE MONTHS ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings – 2023	119	115
	Change in gross profit by segment (We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Impact from sales volume changes	(35)	(35)
	Higher realized prices ($US)	119	119
	Higher costs	(52)	(52)

	Change – uranium	32	32

Fuel services	Impact from sales volume changes	(12)	(12)
	Higher realized prices ($Cdn)	16	16
	Higher costs	(16)	(16)

	Change – fuel services	(12)	(12)

	Other changes
	Lower administration expenditures	4	4
	Higher exploration expenditures	(1)	(1)
	Change in reclamation provisions	15	2
	Lower earnings from equity-accounted investees	(103)	(51)
	Change in gains or losses on derivatives	(43)	(4)
	Change in foreign exchange gains or losses	19	19
	Lower finance income	(22)	(22)
	Change in income tax recovery or expense	5	(6)
	Other	(20)	(20)

	Net earnings (losses) – 2024	(7)	56

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2024 and 2023.

For the quarter ended March 31, 2024:

		FUEL
($ MILLIONS)	URANIUM	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	253	20	(123)	(157)	(7)
Depreciation and amortization	37	5	—	1	43
Finance income	—	—	—	(6)	(6)
Finance costs	—	—	—	38	38
Income taxes	—	—	—	31	31

	290	25	(123)	(93)	99
Adjustments on equity investees
Depreciation and amortization	8	—	85	—
Finance income	—	—	(2)	—
Finance expense	—	—	64	—
Income taxes	20	—	(37)	—

Net adjustments on equity investees	28	—	110	—	138

EBITDA	318	25	(13)	(93)	237
Gain on derivatives	—	—	—	33	33
Other operating income	(15)	—	—	—	(15)

	303	25	(13)	(60)	255
Adjustments on equity investees
Inventory purchase accounting	—	—	50	—
Acquisition-related transition costs	—	—	19	—
Other expenses	—	—	21	—

Net adjustments on equity investees	—	—	90	—	90

Adjusted EBITDA	303	25	77	(60)	345

For the quarter ended March 31, 2023:

		FUEL
($ MILLIONS)	URANIUM	SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	189	31	(101)	119
Depreciation and amortization	68	8	1	77
Finance income	—	—	(28)	(28)
Finance costs	—	—	24	24
Income taxes	—	—	36	36

	257	39	(68)	228
Adjustments on equity investees
Depreciation and amortization	2	—	—	—
Income taxes	4	—	—	—

Net adjustments on equity investees	6	—	—	6

EBITDA	263	39	(68)	234
Loss on derivatives	—	—	(6)	(6)
Other operating income	(2)	—	—	(2)

Adjusted EBITDA	261	39	(74)	226

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2024 and 2023.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023
Cost of product sold	355.9	390.0
Add / (subtract)
Royalties	(17.8)	(24.7)
Care and maintenance costs	(12.2)	(11.9)
Other selling costs	(4.9)	(2.7)
Change in inventories	20.4	(219.8)

Cash operating costs (a)	341.4	130.9
Add / (subtract)
Depreciation and amortization	36.7	67.9
Care and maintenance costs	(0.2)	(1.6)
Change in inventories	20.3	(17.6)

Total operating costs (b)	398.2	179.6

Uranium produced & purchased (million lbs) (c)	8.4	4.9

Cash costs per pound (a ÷ c)	40.64	26.71
Total costs per pound (b ÷ c)	47.40	36.64

Management’s discussion and analysis (MD&A) and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2024, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2023, and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at www.sedarplus.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

CIGAR LAKE

•	Lloyd Rowson, vice-president, technical services, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our views regarding the positive momentum for nuclear energy, its continuing full-cycle support, and the transitioning of industries to energy sources that provide clean, constant and reliable power; the impact of geopolitical events on nuclear fuel customer procurement strategies, and our expectation that Cameco and Westinghouse can benefit from having licensed and permitted operations in geopolitically stable jurisdictions; our contracting portfolio strategy, and our expectation of capturing greater upside, creating future value and strong cash flow generation through it and our growing pipeline of business under discussion; our vision of energizing a clean-air world and belief in our strategy for doing so in a manner that reflects our values; our commitment to address risks and opportunities that we believe will make our business sustainable over the longer term; our expectation of achieving the 2024 outlook provided in our 2023 annual MD&A, including expected strong cash flow generation, our estimated consolidated revenue and our share of Westinghouse’s 2024 adjusted EBITDA and net loss; expected higher cost Inkai purchases, their cash impact on average unit cost of sales and our expectation of a partial offset through dividends we receive from JV Inkai; our 2024 production estimates at McArthur River/Key Lake and Cigar Lake; our expectations regarding a return to our tier-one cost structure with improving prices, our expected increase in UF6 conversion production and our expectation for strong cash flow generation in 2024; our intention to prioritize repayment of the remaining outstanding principal of the term loan used to finance the Westinghouse acquisition; our plans to refinance our senior unsecured debenture maturing on June 24, 2024; our expectations regarding JV Inkai’s 2024 financial performance and the benefit we would receive from future dividends; our expectations regarding receipt of Inkai deliveries this year, JV Inkai’s production target, its ability to secure sufficient volumes of sulfuric acid, and our ability to draw on other sources of supply to mitigate the risk of production shortfalls or delays in expected Inkai deliveries; our view that the long-term business prospects for Westinghouse continue to improve; and the expected date for announcement of our 2024 second quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels for Cigar Lake and McArthur River/Key Lake within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels or that it may not be able to deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that we may not realize the expected benefits from the Westinghouse acquisition; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; our ability to mitigate adverse consequences of delays in the shipment of our share of Inkai production; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks; the assumptions relating to growth in Westinghouse adjusted EBITDA; and our ability to announce future financial results when expected.

Please also review the discussion in our 2023 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Tuesday, April 30, 2024, from 8:00 a.m. until 9:00 am Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, May 30, 2024, by calling (855) 669-9658 (Canada and US) or (604) 674-8052 (Passcode 0802#)

2024 second quarter report release date

We plan to announce our 2024 second quarter results before markets open on Wednesday, July 31, 2024.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com